UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 19, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

RESOLUTIONS PASSED AT THE BOARD MEETING
AND PROPOSED APPOINTMENT OF
NEW INDEPENDENT NON-EXECUTIVE DIRECTOR

The Company announces that certain resolutions were passed by the board of directors of the Company on 19 April 2010.

Pursuant to the Rules and Procedures for the Meeting of Board of Directors（董事會議事規則和議事程序）of China Eastern Airlines Corporation Limited (the ‘‘Company’’) and as convened by Mr. Liu Shaoyong, the Chairman, the 2010 second regular meeting of the fifth session of the board of directors (the ‘‘Board’’) of the Company (the ‘‘Board Meeting’’) was held on 19 April 2010 at Shanghai International Airport Hotel.

Mr. Liu Shaoyong, Mr. Li Jun, Mr. Ma Xulun, Mr. Luo Chaogeng and Mr. Luo Zhuping, as the directors of the Company, and Mr. Wu Baiwang, Mr. Sandy Ke-Yaw Liu and Mr. Wu Xiaogen, as the independent non-executive directors of the Company, were present at the Board Meeting. Mr. Xie Rong, as independent non-executive director, authorized Mr. Wu Xiaogen, as independent non- executive director, to vote for him in favour of the resolutions. Mr. Ji Weidong, as independent non- executive director, authorized Mr. Sandy Ke-Yaw Liu, as independent non-executive director, to vote for him in favour of the resolutions.

The directors present at the Board Meeting confirmed that they had received the notice and materials of the Board Meeting before it was held. Ms. Liu Jiangbo, as the chairman of the supervisory committee of the Company, Mr. Xu Zhao, Mr. Feng Jinxiong , Mr. Liu Jiashun, as supervisors of the Company, as well as certain senior management personnel of the Company and certain officers taking charge of the relevant departments of the Company also attended the Board Meeting. The number of directors at the meeting (including proxy) satisfied the quorum requirements under the Company Law of the Peoples’ Republic of China (the ‘‘PRC’’) and the articles of association of the Company (the ‘‘Articles of Association’’). As such, the Board Meeting was legally and validly convened and held.

BOARD RESOLUTION

The Meeting was chaired by Mr. Liu Shaoyong, the Chairman of the Board (the ‘‘Chairman’’). The directors present at the Board Meeting considered and unanimously passed the resolutions as below:

1.	Considered and approved the 2009 financial report of the Company, and decided on submission to the 2009 annual general meeting of the Company for consideration and approval.

2.
Considered and approved the text of the 2009 Annual Report of the Company and its summary (A share and H share), and decided to announce the same together with the 2009 financial report as considered and approved pursuant to resolution no. 1 above on both the websites of the stock exchanges of Hong Kong and Shanghai on 20 April 2010; and agreed to submit the report of the directors as contained in the annual report to the 2009 annual general meeting for consideration and approval.

3.
Considered and approved the 2009 Profit Appropriation Proposal of the Company, and decided to submit the same to the 2009 annual general meeting for consideration and approval. Details are specified below:

As audited by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company (普華永道中天會計師事務所), under the PRC accounting standards, the parent company had a net profit of RMB1.365 billion for the year 2009, and had an accumulated loss of RMB14.26 billion as at 31 December 2009. As audited by PricewaterhouseCoopers Certified Public Accountants under International Financial Reporting Standards, the parent company had a net profit of RMB1.074 billion for the year 2009, and had an accumulated loss of RMB15.276 billion as at 31 December 2009. With a negative accumulated profit of the Company as at the end of 2009, it is proposed that no profit shall be distributed in respect of the year 2009 under the Company Law of the PRC and the Articles of Association.

4.
Agree on the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company (普華永道中天會計師事務所) as the PRC auditor and PricewaterhouseCoopers Certified Public Accountants as the international auditor of the Company for the year 2010, and decided to submit the same to the 2009 annual general meeting of the Company for consideration and approval; and seek granting of authorization at the general meeting to the Board to determine their respective remuneration.

5.	Considered and approved the self-assessment report in respect of internal control of the Company for the year 2009 submitted by the Board.

6.	Considered and approved the 2009 social responsibility report of the Company.

7.
Considered and approved the resolution on amendment of the Information Disclosure Management System (《信息披露管理制度》) of the Company (Please refer to the website of Shanghai Stock Exchange for details: http://www.sse.com.cn).

8.
Agreed on the nomination of Liu Shaoyong, Li Jun, Ma Xulun, Luo Chaogeng and Luo Zhuping as candidates for directors for the sixth session of the Board, and nomination of Sandy Ke-Yaw Liu, Wu Xiaogen, Ji Weidong (all existing independent non-executive directors) and Shao Ruiqing (proposed new independent non-executive director) as candidates for independent non-executive directors for the sixth session of the Board, and decided to submit this resolution to the 2009 annual general meeting of the Company for consideration and approval.

9.
Considered and approved the resolution on the granting of a general mandate to issue shares of the Company, and decided to submit this resolution to the 2009 annual general meeting of the Company for consideration and approval (note: notwithstanding the approval of this resolution in 2009 annual general meeting of the Company, if A share is involved when the Company decides to exercise the general mandate, it will be put forward to the shareholders’ general meeting for approval again).

10.	Considered and approved the resolution on convening the 2009 annual general meeting of the Company, and decided to authorize the Chairman to dispatch the notice of meeting.

11.	Considered and approved the report on the deposit and actual use of proceeds of the Company.

12.	Considered and approved the 2010 first quarterly financial report of the Company.

13.
Considered and approved the 2010 First Quarterly Report of the Company, and decided to announce the same together with the 2010 first quarterly financial report as considered and approved pursuant to resolution no. 12 above on both the websites of the stock exchanges of Hong Kong and Shanghai on 20 April 2010.

PROPOSED APPOINTMENT OF NEW INDEPENDENT NON-EXECUTIVE DIRECTOR

The biographical details of Mr. Shao Ruiqing are as follows:

Mr. SHAO Ruiqing (邵瑞慶), aged 53, is currently the deputy head of the Shanghai Lixin University of Commerce (上海立信會計學院) and a professor in accounting, and also a professor and a mentor to doctoral students in Shanghai Maritime University (上海海事大學). For the period from August 1982 to February 2004, he taught at Shanghai Maritime University and has been deputy dean and dean of the School of Economics and Management. For the period from March 2004 to date, he has been deputy dean in Shanghai Lixin University of Commerce. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics (上海財經大學) and Tongji University (同 濟大學) obtaining his bachelor’s degree in economics, master’s degree and doctoral degree in management. Mr. Shao has engaged in the teaching, research and practice of the accounting profession for a long time, and has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia. He is well-versed with internal control, IFRS and standards for risk management for foreign enterprises. Mr. Shao is also an independent director and head of audit committee in listed companies including Shanghai Automotive Co., Ltd, an external supervisor and head of supervisory committee of China Merchants Bank Co., Ltd. and an independent director of Wuhan Jianmin Pharmaceutical Groups Corp., Ltd (武漢健民葯業集團股份有限公司) and Edifier Technology Co, Ltd (深圳市漫步者科技股份有限公司) respectively. Mr. Shao was awarded special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Communications of the PRC, as an expert in finance and accounting.

Save as disclosed in the above, Mr. Shao has not held any directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas or other major appointments and professional qualifications preceding the date of this announcement, nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Shao does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, there is no service contract between the Company and Mr. Shao in respect of the aforesaid appointment. The remuneration of Mr. Shao will be determined by the remuneration committee of the Board according to his responsibilities with the Company and the prevailing market conditions.

Pursuant to the Articles of Association, Mr. Shao will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

Save as disclosed in this announcement, the Board is not aware of any matters in relation to the appointment of Mr. Shao which are required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any other matter that need to be brought to the attention of the shareholders of the Company.

By order of the Board China Eastern Airlines Corporation Limited Luo Zhuping Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Wu Baiwang	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)
Wu Xiaogen	(Independent Non-executive Director)
Ji Weidong	(Independent Non-executive Director)

Shanghai, the PRC
19 April 2010